Exhibit 99.1

POET Provides Financial Update

TORONTO, ONTARIO, Nov. 6, 2023 (GLOBE NEWSWIRE) — POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; NASDAQ: POET), the designer and developer of the POET Optical Interposer™ and Photonic Integrated Circuits (PICs) for the data center, telecommunication and artificial intelligence markets, is providing preliminary key financial data in advance of the Company’s expected quarterly reporting on or before November 15, 2023.

Key financial data on an unaudited basis as of September 30, 2023 are as follows (all amounts are approximate and stated in US dollars):

As of September 30, 2023
Cash and cash equivalents	$4,500,000
Working capital	$3,300,000

Key financial data on an unaudited basis for the three and nine months ended September 30, 2023 are as follows (all amounts are approximate and stated in US dollars):

	Three Months	Nine Months
Revenues	$-	$400,000
Expenses (1)	$(5,100,000)	$(15,200,000)
Net loss	$(5,100,000)	$(14,800,000)

(1)	Three months and nine months expenses include non-cash expenses of $1,700,000 and $4,500,000 respectively.

“I want our shareholders to know that, from a business perspective, POET believes it is on track to commercialize our technology and products with initial production expected to commence this year and continuing into 2024, and we are working diligently to speed up customer acquisition and sales,” said Dr. Suresh Venkatesan, Chairman & Chief Executive Officer of POET. “Our existing customers are finally completing their module designs for sampling and sale to their end customers, which include hyperscale data centers, network system operators and telecom companies, primarily in China. We have re-focused and accelerated our efforts on the highest speed engines designed for 800G and 1.6T pluggable modules, which we plan to introduce to the market in 2024. 800G and 1.6T modules are gaining increasing market appeal as specialized data centers running AI software applications, such as ChatGPT, continue to drive the need for ever more and ever-increasing transmission speeds. Non-recurring engineering (NRE) payments for custom designs and initial sales of engines and modules in the AI hardware market are expected to provide multiple single-digit millions in revenue to POET in 2024 and lock-in significant growth in 2025 and beyond, both from the pull of the massive growth in the market and from the products we expect to introduce to meet the demand. We are working hard to make up for past delays and to help our customers introduce innovative new products into the market as quickly as possible with reference designs utilizing POET’s proprietary technology.”

On November 2, 2023, the Company announced a public offering in the United States and a concurrent non-brokered offering in Canada (the “Offering”).

This news release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of common shares or warrants in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification, or an exemption from registration or qualification, under the securities laws of any such jurisdiction.

Preliminary Information

The unaudited financial information presented in this press release is preliminary and may change. The Company’s financial closing procedures with respect to the estimated financial information provided in this press release are not yet complete, and as a result, the Company’s final results may vary materially from the preliminary results included in this press release. The Company undertakes no obligation to update or supplement the information provided in this press release until the Company releases its financial statements for the three months ended September 30, 2023. The preliminary financial information included in this press release reflects the Company’s current estimates based on information available as of the date of this press release and has been prepared by Company management. This preliminary financial information should not be viewed as a substitute for full financial statements prepared in accordance with IFRS and is not necessarily indicative of the results to be achieved for any future periods. This preliminary financial information could be impacted by the effects of financial closing procedures, final adjustments, and other developments.

About POET Technologies Inc.

POET is a design and development company offering integration solutions based on the POET Optical Interposer™, a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA, Shenzhen, China and Singapore. More information may be obtained at www.poet-technologies.com.

Forward-Looking Statements

This press release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding expected timelines for the commercialization of technologies and related expectations for growth in NRE payments). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding an outlook. Such information and statements include statements related to the preliminary financial estimates for the Company’s most recently completed fiscal quarter and its expectations for commercializing its technology and products, efforts to enhance sales and customer acquisition and the other elements of its growth strategy.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Important factors that could affect performance and cause results to differ materially from those expressed or implied in the forward-looking information or statements are described in the “Risk Factors” section in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, as updated from time to time in the Company’s filings with the U.S. Securities and Exchange Commission. These factors include, but are not limited to, the Company’s ability to raise capital (whether in the Offering or otherwise), market conditions, the failure of the Company’s products to meet performance requirements, the failure to produce products on a timely basis or at all, the failure of the Company’s optical engine or light source products to be incorporated into its customers’ products, the failure of its customers’ products to achieve market penetration, and operational risks including the ability to attract key personnel. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking information and statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this press release are as of the date of this press release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Contacts:

Media Relations Contact: Adrian Brijbassi adrian.brijbassi@poet-technologies.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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